

October 20, 2011

Via Facsimile
Mr. Jiang Huai Lin
Chairman and Chief Executive Officer
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shezhen, Guangdong, 518040
People's Republic of China

      Re: **China Information Technology, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 8, 2011
               Forms 10-Q for Quarterly Periods Ended March 31, 2011 and June 30, 2011
               Filed May 10, 2011 and August 9, 2011
               File No. 001-34076

Dear Mr. Lin:

We have reviewed your letter dated September 27, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 17, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.   In your response to prior comment 1 you indicate that the company relies on short-term bank borrowings to finance its working capital and that historically the company has been able to renew or replace the short-term loans upon maturity. Please tell us and in future

filings discuss the extent to which the company has needed to rely on bank borrowings to fund working capital and address any increases or decreases in the degree of reliance on such funding. Please refer to Item 303(a)(1) of Regulation S-K, Codified FRR 501.03 and Section IV of SEC Release 33-8350.

2.   In your response to prior comment 1 you indicate that as of date of filing of the Form 10-K, the company believed that it had sufficient resources to meet the company's "near-term" cash requirements. Please clarify the time period you are referring to as near-term. In light of the company's reliance on bank borrowings, tell us how you considered disclosing that you believe the company has sufficient liquidity and capital resources to support the company's short-term working capital needs.

3.   In your response to prior comment 3 you indicate that as the increase in the company's customer base and sales were primarily a result of an increase in non-public sector customers, the risk of recoverability increased compared with previous years. Considering the increased risk of recoverability and the increased level of the allowance for doubtful accounts, please discuss this trend and uncertainty in future filings. Refer to Item 303 of Regulation S-K, Codified FRR 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

4.   We note your aging analysis of accounts receivable provided in response to prior comment 4. Please provide us with an aging analysis of only billed accounts receivable as of December 31, 2009, December 31, 2010, and September 30, 2011. In your analysis, delineate the aging categories that are considered to be in past due status based on the initial billing invoice terms. In addition, quantify the amount of the allowance for doubtful accounts related to each aging category.

5.   In your response to prior comment 4 you indicate that the increase in the number of public-company customers has resulted in an increase in your accounts receivable aging. Please tell us the approximate percentage or amount of receivables for each aging category that represents receivables attributable to private sector customers.

6.   In your response to prior comment 4 you indicate that you have determined that the fluctuation in the aging of accounts receivable has not constituted a material trend or uncertainty. In light of the significant amount of receivables that are older than one year, to provide investors which a greater understanding of your revenues cash conversion cycle and the related risks and uncertainties, in future filings please quantify the amount of billed receivables that are past due more than a year as of each period end and disclose the weighted average time such receivables have been past due based on the initial billing invoice terms. In an enhanced discussion and analysis, describe the nature of the customers for receivables that have been past due for longer than one year, the extent to which you have continuing sales relationships with such customers, your experience with entering into longer-term payment plans with such customers, and your historical collection experience with these types of customers that supports your assertion, as

applicable, that collection of these receivables is reasonably assured. To the extent that you do not believe collection is reasonably assured, quantify the amount of associated allowance for doubtful accounts. Please provide us with an example of your proposed future disclosure using your financial information as of June 30, 2011. Refer to Item 303 of Regulation S-K, Codified FRR 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

7.   We note your response to prior comment 9 that you believe that considering the guidance of ASC 480, the conditionally mandatorily redeemable common stock should be classified as equity. As the conditional redemption is outside the control of the company, please tell us how you considered the guidance in Codified FRR 211.

8.   As previously requested in prior comment 9, please tell us how you considered disclosure of the terms that provide for mandatory redemption of these equity securities upon certain conditions in your Note 15 "Equity" financial statement footnote. Refer to ASC 505-10-50.

Critical Accounting Policies

Goodwill, page 43

9.   We note your response to prior comment 11 that as of December 31, 2010, the date of the most recent step-one test for goodwill impairment, the estimated fair value of the reporting units exceeded the carrying value by over 15%. We believe that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. In light of the significance of the company's goodwill balance, to provide information for investors to assess the probability of a future material impairment charge, in future filings please provide the following disclosures for each reporting unit that is at risk of failing step one:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Provide us with your proposed future disclosure using the financial information as of the most recent step one impairment testing. If you believe that none of the reporting units were at risk of failing step one as of the most recent testing, please provide us with your analysis supporting your conclusion that the fair value of each reporting unit is substantially in excess of carrying value. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Revenue Recognition, page 43

10.   In your response to prior comment 12 your indication that you "may" cease further sales to delinquent customers and that there is no fixed point at which you would conclude that collection is not reasonably assured does not provide a reader with sufficient insight into the company's considerations, policies, or practices. In light of the significant increase in the allowance for doubtful accounts, the increase in private sector customers, and the significant amount of receivables that are older than one year, in future filings please disclose your policy and typical practices with respect to providing concessions and discontinuing sales or revenue recognition for customers who are delinquent in repaying existing receivables. Describe the types of facts, circumstances, and considerations in reaching a conclusion to discontinue sales or revenue recognition for delinquent customers, including the point at which you may consider that collection of an account is not reasonably assured. Please provide us with an example of your proposed future disclosure.

Income Taxes, page 44

11.   In your response to prior comment 13 you indicate that if the PRC tax authorities determine that your U.S. holding company is a "resident enterprise" for PRC enterprise income tax purposes, you may be subject to an enterprise income tax rate of 25% on your worldwide taxable income. Please explain to us how the holding company's worldwide taxable income would be determined.

12.   In your response to prior comment 13 you indicate that the April 22, 2009 Notice issued by the PRC State Administration of Taxation (the "Notice") stated that it applies to "an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group" and it did not specify whether it is applicable to an offshore enterprise incorporated by a Chinese natural person as in your case. Please clarify for us how the company is an offshore enterprise incorporated by a Chinese natural person. Clarify how the company is not an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group.

13.   In your response to prior comment 13 you indicate that you may be deemed to be a resident enterprise by PRC tax authorities; however, you do not actually indicate

management's assumption. Please tell us whether you believe that the company is likely to be deemed to be a resident enterprise and the implications of this assumption.

14.   In your response to prior comment 13 you indicate that even if you were considered a "resident enterprise" such status would likely have an immaterial impact on your financial condition and results of operation. Please explain to us your basis for concluding that the potential financial statement impact would not be material.

Consolidated Financial Statements

Note 3. Variable Interest Entity, page F-22

15.   In your response to prior comment 8 when explaining that iASPEC is generally subject to the risk of claims of violations under PRC laws or regulations, you indicate that the basis for any such claims "may not necessarily" relate to the legality of the general structure under which the company control's the operations of iASPEC. In response to prior comment 17 you state that you do not believe that the contractual arrangements that establish the structure for operating iASPEC are in violation of any PRC laws or regulations. Please confirm, if true, that you are not aware of any PRC laws or regulations that the ownership structure and contractual arrangements establishing the structure for operating iASPEC could be determined to be in violation of. If there are any such laws or regulations under which the legality of the structure or agreements could be called into question, please describe them for us and in future filings risk factor disclosure. In your response, please also address your consideration of possible uncertainties in the interpretations and implementation of the security review regulations issued by the Ministry of Commerce that are effective September 1, 2011.

16.   We note your response to prior comment 18 that the restricted assets of iASPEC include its general reserve restrictions under PRC law and the restrictions imposed by the restructuring agreement. Please describe for us and in future filings the restrictions imposed by the restructuring agreement. Refer to ASC 810-10-50-2AA.

Note 13. Reserve and Distribution of Profit, page F-35

17.   We note your calculation of restricted net assets as of December 31, 2010 provided in response to prior comment 19. Please tell us how you considered the restriction that dividends may only be paid out of accumulated profits as determined in accordance with PRC accounting standards and regulations as disclosed on page 17 in your determination of restricted net assets. In your response, explain why all of additional paid in capital is not considered restricted. Refer to Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2.

Item 9.A Controls and Procedures, page 47

18.   We have reviewed your responses to prior comments 21 and 22 regarding the accounting background of the individuals that prepare the company's U.S. GAAP financial statements. However, the background information provided in your response does not provide a clear description of their previous experience with the application of U.S. GAAP and preparation of U.S. GAAP financial statements. In this regard, for your financial controller, financial manager and chief financial officer please provide us with more insight into their previous job responsibilities, including a better description of the U.S. GAAP-related accounting and audit work performed at their previous employers. Additionally, please describe in further detail the nature and extent of U.S. GAAP training courses taken by each individual identified, including the frequency it is taken. Please provide this information for both your former and your current interim chief financial officer.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Consolidated Financial Statement

Note 14. Consolidated Segment Data, page 18

19.   In your response to prior comment 25 you indicate that the change in your reportable segments did not impact your goodwill impairment methodology as the reporting units are one level below the operating segments. We note that in your Form 10-K financial statement Note 5 you disclose goodwill by reportable segment. As your reportable segments changed during the quarter ended March 31, 2011, in your next Form 10-Q please disclose the changes in the allocation of goodwill among your reportable segments. Provide us with an example of this future proposed disclosure using your June 30, 2011 financial information. Refer to ASC 350-20-50-1.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three Months Ended June 30, 2011 and June 30, 2010

Revenues, page 25

20.   We note your response to prior comment 27 that you determined that the slow down of sales during the quarter did not necessarily give rise to a significant adverse change in your business. Considering the large proportion of revenues that public sector customers

comprise and the disclosed Chinese government monetary tightening policies, please explain to us your basis for this conclusion.

21.   In your response to prior comment 27 you also indicate that you concluded interim impairment testing was not necessary as the fair value of the reporting units as of December 31, 2010 exceeded carrying value by at least 15%. Considering that a 15% margin of fair value over carrying value could potentially be viewed as a relatively narrow margin, please tell us how you considered that the significant drop in sales for the quarter, which management has indicated could continue through the end of the year, would not have a significant adverse affect on the estimated fair value of the reporting units. In making this conclusion, explain how you considered the potential impact on the reporting units' cash flows and revenues compared to projected results as of the most recent step one goodwill impairment testing.

22.   We note that the company's common share stock price and market capitalization has declined considerably subsequent to year end. Please tell us how, if at all, you monitor and consider the enterprise-level share price and market capitalization as potential indicators for declines in fair value of the reporting units.

23.   Considering the established nature of the company's operations, please tell us how you considered use of a market approach in estimating the reporting units' fair value to provide corroborative evidence in support of or to be used in conjunction with your income approach.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief